To Whom It May Concern:

We hereby consent to the use in the Post Effective Amendment to the Offering Circular of Emaginos, Inc. on Form 1-A pursuant to Regulation A that was filed on or about July 8, 2022, of our Report of Independent Registered Public Accounting Firm, dated June 23, 2022, on the balance sheets of Emaginos, Inc. as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, which appear in such Offering Circular.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
July 8, 2022